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                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                              Concord Camera Corp.
                                (Name of Issuer)

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                    206156101
                                 (CUSIP Number)

         Kronish, Lieb, Weiner & Hellman LLP 1114 Avenue of the Americas
            Attn: Ralph J. Sutcliffe, Esq. New York, New York 10036
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 July 18, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D,and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          (INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7)
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION)
                                        1

                                  SCHEDULE 13D

CUSIP No.   206156101

Page      2      of                   Pages



1          NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Steve Jackel
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) X
                                                                      (b)

3          SEC USE ONLY


4          SOURCE OF FUNDS*

                    N/A
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
NUMBER OF                      7          SOLE VOTING POWER

SHARES                                             181,750

BENEFICIALLY

OWNED BY EACH

REPORTING

PERSON WITH
           8                   SHARED VOTING POWER

                                        135,000
           9                   SOLE DISPOSITIVE POWER

                                        316,750
           10                  SHARED DISPOSITIVE POWER

                                        0
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    316,750
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
14         TYPE OF REPORTING PERSON*

                    IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          (INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7)
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION)
                                        2

                                  SCHEDULE 13D

CUSIP No.   206156101

Page      3      of                   Pages



1         NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Brian King
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) X
                                                                     (b)

3         SEC USE ONLY


4         SOURCE OF FUNDS*

                   N/A
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
NUMBER OF                        7            SOLE VOTING POWER

SHARES                                                 15,000

BENEFICIALLY

OWNED BY EACH

REPORTING

PERSON WITH
          8                      SHARED VOTING POWER

                                          50,625
          9                      SOLE DISPOSITIVE POWER

                                          65,625
          10                     SHARED DISPOSITIVE POWER

                                          0
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   65,625
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.6%
14        TYPE OF REPORTING PERSON*

                   IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          (INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7) (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION)
                                        3

                                  SCHEDULE 13D

CUSIP No.   206156101

Page      4      of                   Pages



1         NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Ira B. Lampert
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) X
                                                                     (b)

3         SEC USE ONLY


4         SOURCE OF FUNDS*

                   N/A
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
NUMBER OF              7        SOLE VOTING POWER

SHARES                                   428,850

BENEFICIALLY

OWNED BY
EACH

REPORTING

PERSON WITH
          8            SHARED VOTING POWER

                                330,750
          9            SOLE DISPOSITIVE POWER

                                759,600
          10           SHARED DISPOSITIVE POWER

                                0
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   759,600
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.0%
14        TYPE OF REPORTING PERSON*

                   IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          (INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7) (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION)
                                        4

                                  SCHEDULE 13D

CUSIP No.   206156101

Page      5      of                   Pages



1         NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Keith Lampert
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) X
                                                                       (b)

3         SEC USE ONLY


4         SOURCE OF FUNDS*

                   N/A
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
NUMBER OF                    7         SOLE VOTING POWER

SHARES                                          49,000

BENEFICIALLY

OWNED BY EACH

REPORTING

PERSON WITH
          8                  SHARED VOTING POWER

                                       6,750
          9                  SOLE DISPOSITIVE POWER

                                      55,750
          10                 SHARED DISPOSITIVE POWER

                                      0
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   55,750
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.5%
14        TYPE OF REPORTING PERSON*

                   IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          (INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7)
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION)
                                        5

                                  SCHEDULE 13D

CUSIP No.   206156101

Page      6      of                   Pages



1        NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lawrence Pesin
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) X
                                                                       (b)

3        SEC USE ONLY


4        SOURCE OF FUNDS*

                  N/A
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
NUMBER OF                7         SOLE VOTING POWER

SHARES                                      15,000

BENEFICIALLY

OWNED BY
EACH

REPORTING

PERSON WITH
         8               SHARED VOTING POWER

                                  50,625
         9               SOLE DISPOSITIVE POWER

                                  65,625
         10              SHARED DISPOSITIVE POWER

                                  0
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  65,625
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.6%
14       TYPE OF REPORTING PERSON*

                  IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          (INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7)
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION)
                                        6

                                  SCHEDULE 13D

CUSIP No.   206156101

Page      7      of                   Pages



1         NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Eli Shoer
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) X
                                                                      (b)

3         SEC USE ONLY


4         SOURCE OF FUNDS*

                   N/A
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6         CITIZENSHIP OR PLACE OF ORGANIZATION


NUMBER OF                 7          SOLE VOTING POWER

SHARES                                        87,500

BENEFICIALLY

OWNED BY EACH

REPORTING

PERSON WITH
          8               SHARED VOTING POWER

                                   13,500
          9               SOLE DISPOSITIVE POWER

                                   101,000
          10              SHARED DISPOSITIVE POWER

                                   0
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   101,000
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.9%
14        TYPE OF REPORTING PERSON*

                   IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          (INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7)
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION)
                                        7

                                  SCHEDULE 13D

CUSIP No.   206156101

Page      8      of                   Pages



1           NAME OF REPORTING PERSON
            SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Arthur Zawodny
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) X
                                                                      (b)

3           SEC USE ONLY


4           SOURCE OF FUNDS*

                     N/A
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6           CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
NUMBER OF                 7          SOLE VOTING POWER

SHARES                                        18,000

BENEFICIALLY

OWNED BY EACH

REPORTING

PERSON WITH
            8             SHARED VOTING POWER

                                   9,450
            9             SOLE DISPOSITIVE POWER

                                   27,450
            10            SHARED DISPOSITIVE POWER

                                   0
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     27,450
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.3%
14          TYPE OF REPORTING PERSON*

                     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          (INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7)
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION)
                                        8

         This Amendment further amends a statement on Schedule 13D, which was previously filed with the Securities and Exchange Commission on November 17, 1995 and which was amended and restated by Amendment No. 1 filed on March 6, 1997 ("Amendment No. 1"), by providing information regarding a sale by Gary M. Simon ("Simon") to Brian King ("King" or a "Purchaser"), Lawrence Pesin ("Pesin" or a "Purchaser") and Keith Lampert ("Lampert" or a "Purchaser") of 25,000 shares of Common Stock (the "Shares") and options to purchase 25,000 shares of Common Stock (the "Options").

Item 1.  Security and Issuer

         This Amendment relates to the common stock, no par value per share (the "Common Stock"), of Concord Camera Corp., a New Jersey corporation (the "Company"). The principal executive offices of the Company are located at 35 Mileed Way, Avenel, New Jersey 07001.


Item 2.  Identity and Background

         The name and principal occupation of each of the persons filing this statement (each a "Filing Person" and collectively, the "Group") are set forth below. Except as set forth below, each Filing Person is a U.S. citizen, each principal occupation refers to employment with the Company and each Filing Person has his business address at 35 Mileed Way, Avenel, New Jersey 07001. The principal business of the Company is the design, manufacture, marketing, distribution and sale of popularly-priced cameras.


                                    Principal
         Name                       Occupation

         Steve Jackel               Chief Operating Officer and President
         Brian King(a)              Vice President of Corporate and Strategic
                                    Development and Secretary
         Ira B. Lampert             Chairman and Chief Executive Officer
         Lawrence Pesin             Vice President Global Marketing
         Eli Shoer(a)               Executive Vice President
         Arthur Zawodny(a)          Director - Design Engineering
         Keith Lampert(a)           Vice President Operations -
                                    Concord Camera HK Ltd.

---------------------------

(a) Principal business address is c/o Concord Camera HK Ltd., 14/F Fortei Building, 98 Texaco Road, Tsuen Wan, Hong Kong.

         Mr. Simon, a consultant to the Company, was a member of the Group at the time of the original filing and of the filing of Amendment No. 1. Mr. Simon's membership in the Group ceased on July 18, 1997 upon the consummation of the Simon Sale Agreement described in Item 3 hereof.

         During the last five years, no Filing Person has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                                  Page 9 of __

Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to an agreement (the "Simon Sale Agreement"), dated as of February 7, 1997 and fully-executed on July 18, 1997, by and among the Company, Simon and the Purchasers, Simon sold to the Purchasers the Shares and the Options, which Simon had previously purchased pursuant to the Management Equity Provisions of the Company's Stock Incentive Plan (the "Plan"). Of the Shares and the Options, King and Pesin each purchased 10,000 shares and options to purchase 10,000 shares, and Lampert purchased 5,000 shares and options to purchase 5,000 shares. As payment for their respective purchases, King and Pesin each delivered a secured promissory note to the Company in the principal amount of $53,750 and Lampert delivered a secured promissory note to the Company in the principal amount of $26,875. As security for payment of the secured promissory notes, each of the Purchasers granted to the Company a security interest in, and pledged to the Company, the Shares purchased by him. Concurrently with the execution and delivery of the secured promissory notes by the Purchasers, the Company canceled the $134,375 amended and restated secured promissory note Simon had previously delivered to the Company as payment for the Shares and Options and released
Simon from any and all obligations of Simon under such amended and restated note.


Item 4.  Purpose of Transaction

         The Purchasers purchased the Shares and Options pursuant to grants under the Plan. The purpose of such acquisitions by the Purchasers, senior managers of the Company, was to increase their financial commitment to the Company's success and to provide them with meaningful participation in significant increases in shareholder value.


Item 5.  Interest in Securities of the Issuer

         The  percentage of  outstanding  shares of Common Stock  referred to in
Item 13 of the cover pages hereof, is based upon 10,880,473 shares of Common Stock outstanding as of July 18, 1997. The following table sets forth the direct beneficial ownership of each of the Filing Persons and updates the beneficial ownership information contained in Item 5 of Amendment No. 1.

         Owner                      Total            Percent of Class

         Steve Jackel                     316,7501                   2.9%
         Brian King                        65,6252                   0.6%
         Ira B. Lampert                   759,6003                   7.0%
         Keith Lampert                     55,7504                   0.5%
         Lawrence Pesin                    65,6255                   0.6%
         Eli Shoer                        101,0006                   0.9%
         Arthur Zawodny                    27,4507                   0.3%
         All Filing Persons
             as a Group                 1,391,800                   12.8%

---------------------------

1. Represents 100,000 shares purchased pursuant to a purchase agreement with the Company for shares purchased pursuant to the Management Equity Provisions of the Plan (a "Purchase Agreement") and 216,750 shares underlying stock options. Excludes 114,500 shares underlying options which will not become exercisable within 60 days of July 18, 1997.


                                  Page 10 of __

2. Represents 27,500 shares purchased pursuant to a Purchase Agreement, 10,000 shares purchased pursuant to the Simon Sale Agreement and 28,125 shares underlying stock options. Excludes 54,375 shares underlying options which will not become exercisable within 60 days of July 18, 1997.

3. Represents 53,850 shares purchased on the open market, 245,000 shares purchased pursuant to a Purchase Agreement and 460,750 shares underlying stock options. Excludes 384,250 shares underlying options which will not become exercisable within 60 days of July 18, 1997.

4. Represents 20,000 shares purchased on the open market, 5,000 shares purchased pursuant to the Simon Sale Agreement and 30,750 shares underlying stock options. Excludes 29,250 shares underlying options which will not become exercisable within 60 days of July 18, 1997.

5. Represents 27,500 shares purchased pursuant to a Purchase Agreement, 10,000 shares purchased pursuant to the Simon Sale Agreement and 28,125 shares underlying stock options. Excludes 54,375 shares underlying options which will not become exercisable within 60 days of July 18, 1997.

6. Represents 10,000 shares purchased pursuant to a Purchase Agreement and 91,000 shares underlying stock options. Excludes 50,250 shares underlying options which will not become exercisable within 60 days of July 18, 1997.

7. Represents 7,000 shares purchased pursuant to a Purchase Agreement and 20,450 shares underlying stock options. Excludes 28,550 shares underlying options which will not become exercisable within 60 days of July 18, 1997.

         Subject to the restrictions described in Item 6 below, each of King, Pesin and Lampert has the sole right to dispose of the Shares he acquired pursuant to the Simon Sale Agreement. In addition, pursuant to an Agreement, dated as of July 18, 1997, by and among King, Pesin and Lampert, each of King, Pesin and Lampert agreed that the Shares and shares acquired pursuant to the Options would bound by the terms of an Amended and Restated Voting Agreement, dated as of February 28, 1997, previously executed by the Filing Persons other than King, Pesin and Lampert (the "Voting Agreement"). Therefore, the Shares and shares acquired pursuant to the Options are to be voted in accordance with the will of the holders of a majority of all the shares of Common Stock issued under the Plan.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         So long as the Filing Person remains an employee or performs consulting activities for the Company or any subsidiary thereof, the Filing Person (including, for this purpose, members of the Filing Person's immediate family and any trusts for the benefit of any members of the Filing Person's immediate family) must continue to beneficially own shares of Common Stock in an amount not less than 50% of the sum of (i) the shares of Common Stock issued pursuant to the Plan, plus (ii) the shares of Common Stock purchased upon exercise of options, if any, issued to the Filing Person pursuant to the Plan.

         As payment for the Shares and the Options, each Purchaser executed a five year, six percent, secured note in favor of the Company for the full purchase price of the Shares and Options he purchased pursuant to the Simon Sale Agreement. To secure the Note, each Purchaser granted to the Company a security interest in the Shares and Options he purchased and pledged those Shares and Options to the Company.

         Interest on each Purchaser note is payable annually, in arrears, and must be paid in cash, except that so long as the Purchaser remains an employee of the Company or any subsidiary thereof or performs consulting activities for any thereof, the Purchaser may pay the interest on the note by applying a portion of the Shares to such payment or by delivering a secured promissory, substantially on the same terms as the note, in the principal amount of the interest payment.

                                  Page 11 of __

         If a Purchaser ceases to be an employee of the Company or any subsidiary thereof or ceases to be engaged in consulting activities for any thereof, all amounts owing under such Purchaser's note will become immediately due and payable.

         Pursuant to an Agreement, dated as of July 18, 1997, by and among King, Pesin and Lampert, each of King, Pesin and Lampert agreed that the Shares and shares acquired pursuant to the Options would bound by the terms of the Voting Agreement. Therefore, the Shares and shares acquired pursuant to the Options are to be voted in accordance with the will of the holders of a majority of all the shares of Common Stock issued under the Plan. To effect the foregoing, each Purchaser delivered to Ira B. Lampert an irrevocable proxy with respect to his Shares.


Item 7.  Materials to be Filed as Exhibits

A. Agreement, dated as of February 7, 1997 and fully-executed on July 18, 1997, by and among Simon, the Company, King, Pesin and Lampert.

B. Agreement, dated as of July 18, 1997, by and among King, Pesin and Lampert.


C. Irrevocable Proxy dated as of July 18, 1997, by King in favor of Ira B. Lampert.


D. Irrevocable Proxy dated as of July 18, 1997, by Pesin in favor of Ira B. Lampert.


E. Irrevocable Proxy dated as of July 18, 1997, by Lampert in favor of Ira B. Lampert.


F. Secured Promissory Note, dated as of November 7, 1995, in the principal amount of $53,750, by King in favor of the Company.

G. Secured Promissory Note, dated as of November 7, 1995, in the principal amount of $53,750, by Pesin in favor of the Company.

H. Secured Promissory Note, dated as of November 7, 1995, in the principal amount of $26,875, by Lampert in favor of the Company.

I. Option Agreement, dated as of December 22, 1996, by and between King and the Company.

J. Option Agreement, dated as of December 22, 1996, by and between Pesin and the Company.

K. Option Agreement, dated as of December 22, 1996, by and between Lampert and the Company.


                                  Page 12 of __

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 24, 1997


                                                        /s/ Steve Jackel
                                                    Name:  Steve Jackel

                                  Page 13 of __

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 24, 1997


                                                              /s/ Brian King
                                                       Name:  Brian King

                                  Page 14 of __

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 24, 1997


                                                             /s/ Ira B. Lampert
                                                       Name:  Ira B. Lampert

                                  Page 15 of __

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 24, 1997


                                                              /s/ Keith Lampert
                                                       Name:  Keith Lampert

                                  Page 16 of __

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 24, 1997


                                                             /s/ Lawrence Pesin
                                                       Name:  Lawrence Pesin

                                  Page 17 of __

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 24, 1997


                                                              /s/ Eli Shoer
                                                       Name:  Eli Shoer

                                  Page 18 of __

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 24, 1997


                                                              /s/ Gary M. Simon
                                                        Name:  Gary M. Simon

                                  Page 19 of __

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 24, 1997


                                                             /s/ Arthur Zawodny
                                                        Name:  Arthur Zawodny

                                  Page 20 of __

                                  EXHIBIT INDEX



Exhibit

A. Agreement, dated as of February 7, 1997 and fully-executed on July 18, 1997, by and among Simon, the Company, King, Pesin and Lampert.

B. Agreement, dated as of July 18, 1997, by and among King, Pesin and Lampert.


C. Irrevocable Proxy dated as of July 18, 1997 by King in favor of Ira B. Lampert.


D. Irrevocable Proxy dated as of July 18, 1997 by Pesin in favor of Ira B. Lampert.


E. Irrevocable Proxy dated as of July 18, 1997 by Lampert in favor of Ira B. Lampert.


F. Secured Promissory Note, dated as of November 7, 1995, in the principal amount of $53,750, by King in favor of the Company.

G. Secured Promissory Note, dated as of November 7, 1995, in the principal amount of $53,750, by Pesin in favor of the Company.

H. Secured Promissory Note, dated as of November 7, 1995, in the principal amount of $26,875, by Lampert in favor of the Company.

I. Option Agreement, dated as of December 22, 1996, by and between King and the Company.

J. Option Agreement, dated as of December 22, 1996, by and between Pesin and the Company.

K. Option Agreement, dated as of December 22, 1996, by and between Lampert and the Company.


                                  Page 21 of __